                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of July, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
 -----------------------------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

               Form 20-F    X        Form 40-F
                        ---------              ------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes                         No     X
                         ---------                  ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  7/20/01                      By:  /s/ Sandra J. Hall
                                        ---------------------------------------
                                        Sandra J. Hall, Director and Secretary

[EQUITY TRANSFER SERVICES INC. LOGO]


          July 16, 2001

          Dear Sir or Madam:

          RE: INVESTORLINKS.COM INC

          We are pleased to confirm that a Change of Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:

          CUSIP - 461459 10 9

          Type of Meeting - SPECIAL

          Record Date - JULY 20, 2001

          Mailing Date - AUGUST 1, 2001

          Meeting Date - AUGUST 30, 2001



          Yours Truly,
          EQUITY TRANSFER SERVICES INC.

          "Luisa Roberto"

          Per: Luisa Roberto
               Senior Officer, Client Services




      SUITE 420
120 Adelaide Street West
   TORONTO, ONTARIO
       M5H 4C3
TELEPHONE (416) 361-0152
  FAX: (416) 361-0470
       EMAIL:
info@equitytransfer.com